Exhibit 99.2

FORMULA SYSTEMS (1985) LTD.

5 HaPlada Street, Or Yehuda 6021805, Israel

November 16, 2016

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 21, 2016

Formula Systems (1985) Ltd. Shareholders:

We cordially invite you to attend the 2016 Annual General Meeting of Shareholders, or the Meeting, of Formula Systems (1985) Ltd., or the Company, to be held at 10:00 a.m. (Israel time) on Wednesday, December 21, 2016 at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel, for the following purposes:

1.	To re-elect Mr. Marek Panek to our Company’s Board of Directors, for a term expiring at our next annual general meeting of shareholders;

2.	To re-elect Mr. Rafal Kozlowski to our Company’s Board of Directors, for a term expiring at our next annual general meeting of shareholders;

3.	To re-elect Ms. Dafna Cohen to our Company’s Board of Directors, for a term expiring at our next annual general meeting of shareholders;

4.	To approve an amended compensation policy, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999; and

5.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016 and until our next annual general meeting of shareholders, and to authorize our Company’s Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

In addition, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2015.

Our Board of Directors recommends that you vote in favor of the above proposals, which is described in the proxy statement attached to this notice. The proxy statement and a related proxy card and voting instruction form are being furnished to the Securities and Exchange Commission, or SEC, in a report of foreign private issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at http://www.formulasystems.com. The full text of the proposed resolutions, together with the form of proxy card and voting instruction form for the Meeting, may also be viewed beginning on Wednesday, November 16, 2016, at the registered office of the Company, 5 HaPlada Street, Or Yehuda 6021805, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-538-9487. Holders of record of our ordinary shares at the close of business on Monday, November 21, 2016 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

If voting by mail, the proxy must be received at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of proposals 1-3 and 5 described above, but will not be voted with respect to Proposal 4 (due to the special voting requirement related to this proposal). If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the proxy card or voting instruction form.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may vote their shares in person at the Meeting, by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or they may send such certificate, along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Chief Financial Officer. Alternatively, shares held through a member of the TASE may be voted by means of an electronic vote, through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until six (6) hours before the Meeting, that is, until December 21, 2016 at 4:00 a.m. Israel time (or such earlier time as determined by the Israel Securities Authority but not earlier than twelve hours before the Meeting).

If your shares are represented by American Depositary Shares, or ADSs, you should complete the proxy or voting instruction form to direct the depositary for the ADSs, BNY Mellon, to vote the number of shares represented by your ADSs in accordance with the instructions that you provide. If your ADSs are held in “street name”, through a bank, broker or other nominee, you should follow the instructions in the proxy statement as to how direct such bank, broker or other nominee to arrange for the depositary to vote the ordinary shares represented by your ADSs in accordance with your voting instructions.

Sincerely,

Guy Bernstein
Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.

5 HaPlada Street, Or Yehuda 6021805, Israel

+972-3-538-9487

PROXY STATEMENT

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Formula Systems (1985) Ltd., to which we refer as Formula or the Company, to be voted at the 2016 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2016 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Wednesday, December 21, 2016, at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel.

This Proxy Statement, the attached Notice of 2016 Annual General Meeting of Shareholders and the related proxy card or voting instruction form are being made available or distributed (as appropriate) to holders of Formula ordinary shares, par value NIS 1 per share, or ordinary shares, including ordinary shares that are represented by American Depositary Shares, or ADSs, on a one-for-one basis, on or about November 28, 2016.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on November 21, 2016, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board of Directors urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.	Re-election to our Board of Directors of Mr. Marek Panek, for a term expiring at our next annual general meeting of shareholders;

2.	Re-election to our Board of Directors of Mr. Rafal Kozlowski, for a term expiring at our next annual general meeting of shareholders;

3.	Re-election to our Board of Directors of Ms. Dafna Cohen, for a term expiring at our next annual general meeting of shareholders;

4.	Approval of an amended compensation policy, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law; and

5.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016 and until our next annual general meeting of shareholders, and authorization of our Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

At the Meeting, we will also discuss our consolidated financial statements for the year ended December 31, 2015. We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Our Annual Report on Form 20-F for the year ended December 31, 2015, including our 2015 audited consolidated financial statements, is available at the “Investor Relations” portion of our website, at www.formulasystems.com. To have a printed copy mailed to you at no charge, please contact us at 5 HaPlada Street, Or Yehuda 6021805, Israel, tel: +972-3-538-9487, e-mail: ir@formula.co.il.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of Proposals 1 through 5.

Quorum

On November 1, 2016, we had 14,728,782 ordinary shares issued and outstanding, of which 197,417 were represented by ADSs. The foregoing number of issued and outstanding ordinary shares excludes 568,620 ordinary shares that we repurchased (24,780 in 2002 and 543,840 in 2011), as under applicable Israeli law, shares that are held by the Company have no voting rights. Each ordinary share (including an ordinary share represented by an ADS) outstanding as of the close of business on the record date, November 21, 2016, is entitled to one vote upon each of the matters to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. If 25% of our voting power is not present within one-half hour of the time designated for the adjourned meeting, any two shareholders attending in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Vote Required for Approval of Each Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal.

In addition, the approval of Proposal 4 requires that either of the following two voting requirements be met as part of the approval by a majority of shares represented at the Meeting in person or by proxy and voting thereon:

●        approval by the holders of a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Israeli Companies Law, 5759-1999, or the Companies Law, as a personal interest) in the approval of the proposal, that are voted at the Meeting, excluding abstentions; or

●        the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For the purpose of Proposal 4, a “controlling shareholder” is any shareholder that has the ability to direct our Company’s activities (other than by means of being a director or other office holder of our Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of our Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of our Company, or (ii) the right to appoint directors of our Company or its chief executive officer. Asseco Poland S.A. would be considered a “controlling shareholder” for this purpose.

A “personal interest” of a shareholder, for the purpose of Proposal 4, (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on Proposal 4; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 4. In order to confirm that a shareholder or holder of ADSs lacks a conflict of interest in the approval of Proposal 4 and in order to therefore be counted towards the special majority required for the approval of such proposal, you must check the box under Item 4A on the accompanying proxy card or on the voting instruction form when you record your vote or instruction to vote on Proposal 4.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 4, you should not check the box under Item 4A on the enclosed proxy card and you should not vote on Proposal 4 via the proxy card or voting instruction form. Instead, you should contact our Chief Financial Officer, Asaf Berenstein, at +972-3-538-9487 or ir@formula.co.il, who will provide you with a separate proxy card or voting instruction form that is designed for you so that you can submit your vote on Proposal 4. In that case, your vote will be counted towards the ordinary majority required for the approval of Proposal 4, but will not be counted towards the special majority required for approval of Proposal 4. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you, or a related party of yours, is a controlling shareholder or has a conflict of interest in the approval of such proposal, you should contact the representative managing your account, who should then contact our Chief Financial Officer on your behalf.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct (subject to the foregoing with respect to Proposal 4). If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (except with respect to Proposal 4). The proxy holders will vote in their discretion on any other matters that properly come before the Meeting (except with respect to Proposal 4).

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the Meeting if you do not return your proxy card or voting instruction form to instruct your broker or the depositary how to vote. This will be true even for a routine matter, such as Proposal 5 (the approval of the re-appointment of our independent registered public accounting firm and the authorization of the Board of Directors and/or its Audit Committee to fix their annual compensation), as your broker and the depositary will not be permitted to vote your shares in their discretion on any proposal at the Meeting. For all proposals, a broker (and the depositary) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Where a beneficial owner has not provided voting instructions with respect to particular proposal(s) only, and a broker may not, therefore, instruct the depositary to cast a vote with respect to those proposal(s) (commonly referred to as “broker non-votes”), the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purposes of voting on the proposals for which instructions were not provided. Such shares have no impact on the outcome of the voting on any proposal for which instructions were not provided.

How You Can Vote

You can vote your ordinary shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will need to complete and execute proxy cards (accessible at the Company’s website) and submit them to the Company. Holders of shares in “street name” through a TASE member will vote via a proxy card, but through a different procedure (as described below) or by electronic voting via the electronic voting system of the Israel Securities Authority. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms in order to instruct the Depositary how to vote (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form), you can submit your vote by completing, signing and submitting a proxy card, which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting (which is scheduled to begin at 10:00 a.m. (Israel time) on December 21, 2016).

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, if you attend the Meeting in person, or vote electronically via the electronic voting system of the Israel Securities Authority.

If you hold ordinary shares in “street name” you may vote your shares in person at the Meeting, by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or you may send such certificate, along with a duly executed proxy card (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Chief Financial Officer. Alternatively, shares held through a member of the TASE may be voted by means of an electronic vote through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until six (6) hours before the Meeting, that is, until December 21, 2016 at 4:00 a.m. Israel time (or such earlier time as determined by the Israel Securities Authority which may be up to 12 hours prior to the Meeting).

If you hold your shares in “street name” through a TASE member, if you voted electronically via the electronic voting system of the Israel Securities Authority, you may change or revoke your vote using the electronic voting system up to the time by which you may submit a vote using such system. Otherwise, you must contact your broker to change or revoke your voting instructions.

Holders of ADSs

Under the terms of the Deposit Agreement by and among our Company, The Bank of New York Mellon, as depositary, or the Depositary, and the holders of our ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with applicable law and the Articles of Association of our Company) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for the Depositary to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by the Depositary for such purpose, the Depositary shall vote the shares represented by such ADSs in accordance with the recommendation of the Board of Directors of our Company as advised by our Company in writing, except that the Depositary shall not vote the shares represented by ADSs with respect to Proposal 4 or any other matter as to which we inform the Depositary (we have agreed to provide that information as promptly as practicable in writing, if applicable) that (x) we do not wish the Depositary to vote, or (y) the matter materially and adversely affects the rights of holders of our ordinary shares.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple voting instruction forms. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name should complete, sign, date and return one proxy card for each name in which shares are held.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Tuesday, November 21, 2016. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 21, 2016, or which appear in the participant listing of a securities depository on that date. If you hold ADSs (whether the ADSs are registered directly in your name or are held in “street name”) as of that date, you are entitled to receive notice of the Meeting and to direct the Depositary as to how to vote the ordinary shares represented by your ADSs at the Meeting.

Solicitation of Proxies

A form of proxy for use at the Meeting or a voting instruction form for directing the Depositary, has been filed publicly or mailed to you (as appropriate). If your shares are held via our Israeli registrar for trading on the TASE, you should deliver or mail (via registered mail) your completed proxy to our offices at 5 Haplada Street, Or Yehuda, Israel, Attention: Chief Financial Officer, together with a proof of ownership (“ishur baalut”), as of the Record Date, as defined below, issued by your broker. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Chairman of the Meeting may waive the requirement of deposit of the proxy 48 hours before the Meeting. If you vote using the electronic voting system of the Israel Securities Authority, you may vote up to six (6) hours prior to the Meeting.

Proxies are being made available to shareholders on or about November 28, 2016. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company website, www.formulasystems.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of November 1, 2016.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Asseco Poland S.A. (3)	6,823,602		46.3%
Guy Bernstein (4)	926,691		6.3%
Menora Mivtachim Holdings Ltd.(5)	769,838	(5)	5.2%

All directors and executive officers as a group (6 persons)	931,067	(6)	6.3%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 14,728,782 ordinary shares issued and outstanding as of November 1, 2016.

(3)	Based on the Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on December 6, 2010. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Includes 926,692 ordinary shares held in trust for Mr. Bernstein. In April 2010, Mr. Bernstein, the Company's Chief Executive Officer, exercised options to purchase 260,040 ordinary shares previously granted to him, in connection with his service agreement. In accordance with the terms of the grant, all 260,040 ordinary shares are currently deposited with a trustee and Mr. Bernstein is not permitted to vote or dispose of them until the shares are released from the trust, upon Mr. Bernstein’s request. Furthermore, in March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement, we approved a grant of options to him, exercisable for 1,122,782 ordinary shares, subject to certain vesting conditions. In June 2013, all 1,122,782 options were exercised into shares; however, they have been deposited per the grant agreement with a trustee. In accordance with the terms of that second option grant, the shares issuable upon exercise of the option have be deposited with a trustee and Mr. Bernstein will not be permitted to dispose of them until the shares are released from the trust, as described in the grant letter. Furthermore, Mr. Bernstein has granted a voting proxy to Asseco in respect of these ordinary shares. As of November 3, 2016, 926,692 of such ordinary shares have vested and may be released to Mr. Bernstein upon his request. Because of the foregoing limitations on voting and investment power, other than the 926,692 ordinary shares that may be released to Mr. Bernstein on request, none of the ordinary shares held by Mr. Bernstein are deemed to be beneficially owned by him.

(5)	Based on Amendment No. 2 to the Schedule 13G filed by Menora Mivtachim Holdings Ltd., or Menora Holdings on February 16, 2016. Menora Holdings is a holding company publicly-traded on the TASE. 61.986% of Menora Holdings’ outstanding shares are held directly and indirectly by the family of Menachem Gurevitch, 2.76% are held by other affiliates of Menora Holdings and 38.135% are publicly held. Such ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(6)	Includes the shares described in note (5) above and 4,375 vested restricted shares granted to Asaf Berenstein, the Company’s Chief Financial Officer, on November 13, 2014 under the 2011 Plan. An additional 5,625 restricted shares remain subject to restriction. Besides Mr. Bernstein and Mr. Berenstein, none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

PROPOSALS 1, 2 AND 3:

REELECTION OF DIRECTORS

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that we may have no fewer than three and no more than 11 directors, as may be determined from time to time at a general meeting of shareholders. Our Board of Directors currently consists of five directors, including two external directors appointed in accordance with the Companies Law whose terms will expire in December 2018. Our directors, other than the external directors, are elected at each annual general meeting of shareholders. All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office. Our Board of Directors may temporarily fill vacancies in the Board until the next annual general meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our Articles of Association.

Of our current three directors (which excludes external directors), all three— Messrs. Marek Panek and Rafal Kozlowski, and Ms. Dafna Cohen —have been nominated for re-election at the Meeting.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to reelect as directors the nominees named above.

Each of the nominees, whose professional background is provided below, has advised the Company that he or she is willing, able and ready to serve as a director if re-elected. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the three (3) nominees named below as directors.

Marek Panek has served as one of our directors since November 2010. Since January 2007 he has been the Vice President of the Board of Directors of Asseco Poland S.A. and he is responsible for supervising the Strategy and Development Division and the EU Projects Office. Mr. Panek also holds several other positions at Asseco and its affiliates, including Chairman of the Board of Directors of Asseco Denmark (since March 2011), Chairman of the Board of Asseco Resovia S.A. (since August 2010), Supervisory Board Member of Asseco Central Europe, a.s ..(since September 2011), Supervisory Board Member of Sintagma UAB (since April 2011), Supervisory Board Member of Asseco Lietuva UAB (since June 2011), Supervisory Board Member of Asseco Kazahstan LLP (since June 2014), Member of the Board of Directors of ZAO R-Style Softlab (since May 2014), Member of the Board of Directors of Peak Consulting Group ApS (since January 2016), Supervisory Board Member of Insseco Sp. Z o.o (from February 2015 to July 2015), Supervisory Board Member of Asseco Bel LLC (from June 2015 to April 2016), Supervisory Board Member of Asseco Northern Europe S.A. (2010-2013), Chairman of the Board of Asseco DACH (2008-2011). During 2007-2008, Mr. Panek served as the Chairman of the Management Board of Asseco SEE and President of the Board of Asseco Romania. Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.
..

Rafał Kozlowski has served as one of our directors since August 2012. Since June 2012, Mr. Kozlowski has served as Vice President of the Management Board and Chief Financial Officer of Asseco. Mr. Kozlowski is also a member of the Asseco Group Board of Directors. From May 2008 to May 2012, Mr. Kozlowski served as Vice President of Asseco South Eastern Europe S.A. responsible for the company's financial management. Mr. Kozlowski was directly involved in the acquisitions of companies incorporated within the holding of Asseco South Eastern Europe, as well as in the holding's IPO process at the Warsaw Stock Exchange From 1996 to 1998, he served as Financial Director at Delta Software, and subsequently, from 1998 to 2003 as Senior Manager at Veraudyt. In the years 2004-2006, he was Head of Treasury Department at Softbank S.A. where he was delegated to act as Vice President of Finance at the company's subsidiary Sawan S.A. From 2007 through June 2009, he served as Director of Controlling and Investment Division at Asseco Poland S.A. Mr. Kozlowski graduated of the University of Warsaw, obtaining Master's degree at the Faculty of Organization and Management in 1998. He completed the Project Management Program organized by PMI in 2004, and the International Accounting Standards Program organized by Ernst & Young Academy of Business in the years 2005-2006.

Dafna Cohen has served as one of our directors since October 2009, as a member of our audit committee since January 2011 and as a member of our compensation committee since July 2013. Ms. Cohen is the Head of Business Control and Investor Relations of EL-AL Israel Airlines Ltd (TASE). Ms. Cohen has served as a member of board of directors of Gilat Satellite Networks Ltd since 2014 (NASDAQ and TASE). Ms. Cohen served as Director of Global Treasury of MediaMind Technologies Inc. (previously NASDAQ) and as a member of Investment Committee of the Board from 2010 to 2011. Prior to that, Ms. Cohen served as a Director of Investments and Treasurer of Emblaze Ltd. and as a member of Investment Committee of the Board from 2005 to 2009 (LSE). Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners and as a manager at the derivatives sector of Bank Leumi. Ms. Cohen previously served as a member of boards of directors of XTL Biopharmaceuticals Ltd. (NASDAQ and TASE) from 2009 to 2015, Europort Ltd. from 2012 to 2014 (TASE) and of Inventech Central Ltd from 2011 to 2012 (TASE). Ms. Cohen holds an M.B.A. in finance and accounting and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

Office Holder Compensation in 2015

For information concerning the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2015, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation of Officers and Directors—Compensation of executive officers and directors—Summary Compensation Table” in our annual report on Form 20-F for the year ended December 31, 2015, which we filed with the SEC on May 16, 2016.

Proposed Resolutions

It is therefore proposed that at the Meeting, the following resolutions be adopted:

Proposal 1:

“RESOLVED, that the reelection of Mr. Marek Panek, as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

Proposal 2:

“RESOLVED, that the reelection of Mr. Rafal Kozlowski as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

Proposal 3:

“RESOLVED, that the reelection of Ms. Dafna Cohen as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected, be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

Board Recommendation

The Board of Directors recommends a vote FOR the reelection of the foregoing director nominees.

PROPOSAL 4:

APPROVAL OF AMENDED
COMPENSATION POLICY

Background

Pursuant to the Companies Law, every public Israeli company is required to adopt a compensation policy that sets forth guidelines for the compensation of its directors and other office holders (as defined in the Companies Law).

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders of a company, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, a company’s risk management, size and the nature of its operations.

Under the Companies Law, a company’s compensation committee (or audit committee, if it meets the requirements under the Companies Law for composition of the compensation committee) is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders, including:

recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

recommending to the board of directors periodic updates to the compensation policy;

assessing implementation of the compensation policy; and

determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders (under special circumstances).

In accordance with the Companies Law, our shareholders approved our company’s prior compensation policy, or the Prior Compensation Policy, on November 27, 2013. As approval of a new compensation policy or the continuation of an existing compensation policy is required every three years, our compensation committee has recommended and our board of directors has approved an amended compensation policy for the directors and other office holders of our Company, in the form attached as Appendix A to this Proxy Statement, or the Amended Compensation Policy, that covers the matters required under the Companies Law and that is aimed at balancing between short-term and long-term incentives to the office holders of our Company. The changes from the Prior Compensation Policy reflect certain changes to laws and regulations relating to compensation of office holders under the Companies Law since the Prior Compensation Policy was approved.

The description of our Amended Compensation Policy that appears in this Proposal 4 is qualified in its entirety by reference to the Amended Compensation Policy itself, which is attached as Appendix A to this Proxy Statement. The Amended Compensation Policy attached as Appendix A is marked to show the changes from the Prior Compensation Policy.

Proposed Resolution

It is therefore proposed that, at the Meeting, the following resolution be adopted:

“RESOLVED, that the Amended Compensation Policy for the directors and other office holders of Formula Systems (1985) Ltd. attached as Appendix A to the Proxy Statement, dated November 16, 2016, with respect to the Meeting, as recommended by the Compensation Committee and approved by the Board of Directors of Formula Systems (1985) Ltd., be, and hereby is, approved by the shareholders of the Company.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the Amended Compensation Policy. Broker non-votes are not counted as present and entitled to vote with respect to the proposal, although they are counted as present and entitled to vote for the purpose of determining a quorum at the meeting. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” the proposal.

In addition, the Companies Law requires that either of two additional voting requirements be met as part of the approval by an ordinary majority of shares present and voting on this Proposals 4. Please see the discussion under “Vote Required for Approval of Each Proposal” above for a description of those voting requirements, as well as for instructions as to how to vote in the event that you possess a conflict of interest in the approval of Proposal 4.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the foregoing resolution approving the Amended Compensation Policy for our directors and other office holders.

PROPOSAL 5:

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND AUTHORIZATION OF THE BOARD AND/OR AUDIT COMMITTEE TO FIX THEIR REMUNERATION

Background

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2016 and until our next annual general meeting of shareholders.

Our Audit Committee and Board of Directors have recommended, subject to our shareholders’ approval, that Kost Forer Gabbay & Kasierer be appointed as our independent auditors for the year ending December 31, 2016 and until our next annual general meeting of shareholders.

In accordance with applicable law and our articles of association, our board of directors has delegated to our audit committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer according to the volume and nature of its services. With respect to fiscal year 2015, we (including our subsidiaries) paid Kost Forer Gabbay & Kasierer approximately $1,315,000 for audit services and $296,000 for tax services.

In addition, at the Meeting, the shareholders will receive a report with respect to the compensation of Kost Forer Gabbay & Kasierer for the year ended December 31, 2015.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of Formula Systems (1985) Ltd. for the year ending December 31, 2016 and until the next annual general meeting of shareholders of Formula Systems (1985) Ltd. be, and it hereby is, approved, and the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) be, and hereby is, authorized to fix the remuneration of such independent auditors.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the Board of Directors and/or Audit Committee to fix the independent auditors’ remuneration.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our Board of Directors and/or Audit Committee to fix the independent auditors’ remuneration.

Review and Discussion of Auditor’s Report and Consolidated Financial
Statements

At the Meeting, in accordance with the requirements of the Companies Law, our auditor’s report and consolidated financial statements for the year ended December 31, 2015 will be presented. We will furthermore hold a discussion with respect to such financial statements at the Meeting.

Our annual report on Form 20-F for the year ended December 31, 2015, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2015, which we filed with the SEC on May 16, 2016, is available through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the Annual Report on Form 20-F containing the consolidated financial statements free of charge upon request by contacting Asaf Berenstin, our Chief Financial Officer, at +972-3-538-9487 or ir@formula.co.il. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Guy Bernstein
Chief Executive Officer

Dated: November 16 2016

APPENDIX A

Amended and Restated Compensation Policy of Formula Systems (1985) Ltd.

1.	INTRODUCTION

1.1        Legal Framework: The Israeli Companies Law, 5759-1999 (hereinafter: the “Law” or the “Companies Law”) requires the Board of Directors (the “Board”) of Formula Systems (1985) Ltd. (the "Company" or “Formula”) (following the recommendation of the compensation committee of the Board (the “Compensation Committee”)) to establish and adopt a ~~Compensation Policy~~compensation policy, which is subject to approval of Formula’s shareholders (the “Compensation Policy”). The terms of the Compensation Policy are and will continue to be subject to the provisions of the Companies Law, as ~~are in~~may be amended from time to time.

1.2       Adoption of the Compensation Policy; Approval of Particular Compensation: ~~This~~ The Company’s initial compensation policy was approved by the Board on October 21, 2013 and by Formula’s shareholders on November 27, 2013. This amended and restated Compensation Policy has been approved by the Board on ~~October 21, 2013,~~November 14, 2016, following the approval and recommendation of the Compensation Committee. The adoption of this Compensation Policy is also subject to the approval of Formula’s shareholders at a general meeting of shareholders (the “General Meeting”). Following the effectiveness of the Compensation Policy, the approval of the shareholders for particular compensation that deviates from the Compensation Policy may be waived in circumstances prescribed by the Companies Law.

1.3       Applicability of the Compensation Policy and Effective Date: The effective date of this Compensation Policy is the date of its approval by the General Meeting (the “Adoption Date”) and will apply to any compensation determined after the Adoption Date for Formula’s Directors, chief executive officer (“CEO”) and any other Office Holder (as defined in the Companies Law) (collectively, the “Office Holders”). ~~The Compensation Policy will not, and is not intended to, apply to or deemed to amend employment and compensation terms of Office Holders existing prior to such date.~~

1.4       Term of the Compensation Policy: This Compensation Policy will be in effect for a period of three (3) years from the Adoption Date (the “Term”). Following the lapse of the Term, the Compensation Committee will reevaluate the Compensation Policy and, following its re-approval or the adoption of a revised Compensation Policy by the Compensation Committee, it will be brought again to the approval of the Board and the shareholders.

1.5      Supervision of Implementation: Formula’s ~~chief financial officer~~Chief Financial Officer (“CFO”) will be responsible for monitoring and for the implementation of the Compensation Policy, subject to the guidance of the Compensation Committee.

1.6       Applicable Laws: The provisions and implementation of this Compensation Policy are subject to Formula’s Articles of Association and any applicable law in any territory in which Formula operates and that affects the provisions of this Compensation Policy. This Compensation Policy is based on the principles that will enable a proper balance between the desire to reward and compensate Office Holders for their achievements and the need to ensure that the structure of such compensation is consistent with the best interests and long term strategy of Formula. This Compensation Policy constitutes Formula’s Executive Officers Compensation Policy as defined in section 267a (a) of the Companies Law, and as required by the Companies Law (Amendment No. 20)-2012, and will govern and set the guidelines for the compensation plans for all Office Holders of Formula.

1.7       No Entitlement to Compensation. The adoption of this Compensation Policy will not entitle any of Formula’s Office Holders to receive any elements of compensation described herein. The elements of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law and the regulations promulgated thereunder.

1.8        Timing for approval of Office Holder Compensation: The compensation of a new Office Holder of Formula will generally be determined in accordance with this Compensation Policy prior to the commencement of such Office Holder's employment with Formula. Any exception to this rule will be subject to the approval of the Compensation Committee and the Board.

1.9       Revision to Office Holder Compensation: The authorized corporate organs of Formula may, from time to time, revise the compensation of an Office Holder of Formula in accordance with the terms of this Compensation Policy and the Companies Law.

1.10     Recommendation, Review and Approval of Compensation Policy: The Compensation Committee will review the Compensation Policy, from time to time, and monitor its implementation by Formula and by the Chief Financial Officer, and may recommend to the Board and shareholders to amend the Compensation Policy as it deems necessary from time to time.

2.	THE COMPENSATION POLICY

2.1       The Purpose:

The purpose of the Compensation Policy is to describe Formula's overall compensation strategy for Office Holders and to provide guidelines for setting compensation of its Office Holders. The Compensation Policy has been adopted in accordance with the requirements of the Companies Law

The Compensation Committee will be composed of at least three members of the Board of Directors. Each member of the Compensation Committee must meet the independence requirements established under applicable law. All of Formula's External Directors (within the meaning of the Companies Law) will be appointed as members of the Compensation Committee, and will constitute a majority of the Compensation Committee members. The Chairman of the Compensation Committee will be an External Director.

2.2       Principles of the Compensation Policy:

Formula’s goals in setting the Compensation Policy for the Office Holders is to attract, motivate and retain highly experienced personnel who will contribute to Formula’s growth and success in the future and enhance shareholder value.

The Compensation Policy is intended to align the need to incentivize Office Holders to succeed in achieving their goals with the need to assure that the compensation structure meets Formula’s interests and its overall financial and strategic objectives.

The Compensation Policy is also designed to offer Office Holders a compensation package that is competitive with other companies in ~~our~~Formula’s industry, and in particular in the IT industry. In support of this goal, Formula's Office Holder compensation practices are designed to meet the following objectives:

(i)	Promote Formula’s long term goals, objectives, business plan, financial status, nature of business and shareholder value;

(ii)	Create appropriate incentives for the Office Holders while taking into account the risks accompanying Formula's operations and ensuring that the interests of the Office Holders are closely aligned with the interests of Formula's shareholders;

(iii)	Provide Office Holders with compensation in light of the size of Formula and its line of business;

(iv)	Create appropriate incentives to the Office Holders with the intent that they will lead to the achievement of Formula’s goals and maximization of its profits with integrity and fairness;

(v)	Establish a balance between various compensation components including long term and short term incentives as well as between fixed and variable compensation; and

(vi)	Provide increased rewards for superior individual and corporate performance, and substantially reduced or no rewards for average or inadequate performance.

2.3       Factors affecting the compensation of each Office Holder:

The specific compensation of each Office Holder will be reviewed and determined by the Compensation Committee and by the Board while considering, among other things, the following parameters:

(i)	The Office Holder’s education, qualifications, professional experience, expertise and achievements, both prior to and during his engagement with Formula;

(ii)	The Office Holder’s position and area of responsibility;

(iii)	Past compensation agreements, whether with Formula or with a different company ;

(iv)	The need for Formula to retain Office Holders with special qualifications, knowledge and experience;

(v)	The average and median salary of Formula’s employees and service providers, and the effect (if any) of the difference between the compensation of the Office Holder and that of other employees and service providers on employment relations within Formula;

(vi)	The performance of the Office Holder compared to established goals and his or her expected contribution to Formula's future growth and profitability;

(vii)	Past experience that Formula has concerning compensation to its Office Holders and the competitive environment in which Formula operates; and

(viii)	Any requirements prescribed by applicable law from time to time.

Each of the Compensation Committee and the Board may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Compensation Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

3.	COMPONENTS OF OFFICE HOLDER COMPENSATION

Formula aims to provide its Office Holders with a structured compensation packages, including competitive salaries and benefits, performance-motivating cash payout and equity incentive programs.

~~Some~~Each of Formula’s Directors, including the external directors within the meaning of the Companies Law, are paid (i) an annual cash retainer for Board participation and (ii) a participation fee for every meeting of the Board or its committees in which the director participates. The amount of such compensation (both annual and per-meeting) is equal to the average between the “fixed amount” and the “maximum amount” of compensation payable to a director of a company of our financial size and character in accordance with the Companies Law regulations (Rules for the Payment of Remuneration and Expenses of External Directors, 2002)~~.~~, or the External Director Regulations. A director who is determined to be a director with “accounting and financial expertise” as defined under the External Director Regulations shall be paid (i) an annual cash remuneration and (ii) a participation fee at the maximum amount set out in certain regulations promulgated under the External Director Regulations, as applicable to Formula. The payment for telephone meetings (or a meeting held by other similar means) is equal to 60% of the abovementioned compensation, and payment for written resolutions is equal to 50% of the abovementioned compensation.

The compensation of an Office Holder may include any of the following components:

3.1       Fixed Cash Compensation (or base salary) and additional related benefits:

3.1.1    A competitive fixed cash compensation (or fee) is essential to Formula’s ability to attract and retain highly skilled professionals in the long term. The fixed cash compensation component will be an absolute number and may be linked to any index or currency (the “Fixed Cash Compensation Component”). The Fixed Cash Compensation Component will be determined by the authorized corporate organs of Formula after their review of the relevant parameters detailed in Article 2 above.

3.1.2    The Fixed Cash Compensation Component will vary among Office Holders, and will be individually determined according to the Office Holder’s respective performance, educational background, prior business experiences, aptitude, qualifications, role, personal responsibilities and taking into account relevant market practice as a benchmark for the specific role using a peer-group of companies. The peer-group companies will be carefully selected to provide an appropriate comparative model and will be selected based on appropriate similarities taking into account factors such as market capitalization, type of industry, location of listing, level of revenues, number of employees, location of operations, relevance of such factors to the particular executive role being compared and other factors.

3.1.3   The Compensation Committee and the Board may, from time to time, update the Fixed Cash Compensation Component of an Office Holder in accordance with the terms of this Compensation Policy and applicable law.

3.1.4    The Fixed Cash Compensation Component may also include a signing bonus, which will be considered part of the compensation package of the Office Holder. A signing bonus will be granted to an Office Holder only under special circumstances, which will be detailed in writing.

3.1.5    An Office Holder may be entitled to various additional related benefits and perquisites, which are customary to Office Holders in similar positions, such as indemnification, D&O insurance, life insurance, pension fund, social benefits, recuperation payment, training fund, sick leave, car expenses, mobile phone, vacation, travel expenses, holiday gifts, disability insurance, subscriptions to relevant literature, certain membership fees etc. Such benefits and perquisites may vary depending on geographic location and other circumstances.

3.1.6    In the event that the services of the Office Holder are provided via a personal management or service company and not as an employee of Formula, the fees paid to such personal management or service company (or unincorporated legal person) will reflect, to the extent determined by Formula in the applicable service agreement, the Fixed Cash Compensation Component and the benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of ~~the~~this Compensation Policy.

3.2       Variable Cash Compensation Components:

3.2.1    Office Holders other than directors will be incentivized through a program that sets performance targets based on the role of the relevant Office Holder and the scope of his or her responsibilities. Actual payments of variable cash compensation are affected by the results of the operations of Formula’s business and by the Office Holder’s performance compared to the performance targets set at the beginning of each year.

3.2.2    The performance targets and the maximum variable components payable to each Office Holder (other than the CEO and chairman of the ~~board~~Board) will be presented and recommended by Formula's CEO and reviewed and approved by the Compensation Committee, the Board and, in the case of targets and components for directors, the shareholders. The performance targets and the maximum variable components payable to the CEO and the chairman of the Board will be presented and recommended by the Compensation Committee and reviewed and approved by Formula's Board and shareholders.

3.2.3    The variable cash compensation components may include an annual bonus, a Management by Objectives (MBO), Objective Target Bonus (OTB) and Sales Commission or other similar bonuses as applicable to each Office Holder (the “Variable Cash Compensation Components”).

3.2.4    The Variable Cash Compensation Components will be ~~mostly~~ based (at least 70%, for the CEO, and ~~at least 50%~~a certain percentage, for all other executive officers) on Formula’s Key Performance Indicators (the “KPIs”), which will be determined annually by the relevant corporate organs of Formula. Formula will aim to determine the criteria by April 30 of each calendar year. Formula’s KPIs will be mostly based on quantifiable and measurable criteria.

Examples of criteria which may serve as relevant KPIs for Formula are:

(i)	Various financial parameters of Formula (or its subsidiaries) performance, such as Revenues, EBITDA, Net Income, etc.;

(ii)	Execution of strategic agreements with partners or investors;

(iii)	Fund raising activities;

(iv)	Internal and external customer’s satisfaction;

(v)	Formula’s expenses and efficiency metrics; and

(vi)	Shareholder value (as measured by the market price of Formula’s ordinary shares and American Depositary Shares).

3.2.5    The remainder of the Variable Cash Compensation Components for non-Director Office Holders (up to 30%, but not in excess of three months’ base salary, for the CEO, and up to 50%, for all other executive officers) may be based on personal criteria which will be determined by the CEO of Formula (except with respect to the CEO, for whom the criteria will be determined by the Board). Such personal criteria will also be based, in all material respects (subject to the discretion of the Compensation Committee and the Board), on quantifiable and measurable criteria, subject to the requirements of the Companies Law.

3.2.6    KPIs and personal criteria may also be based on qualitative criteria. Examples of such qualitative criteria may include:

(i)	Changes in the area of responsibility of the Office Holder during the past year;

(ii)	Ability of Formula to engage and retain key talent in the area of the Office Holder ;

(iii)	The contribution of the Office Holder to Formula’s business and his cooperation with the other members of management to attain Formula’s goals;

(iv)	The satisfaction of Formula’s CEO and the Board with the performance of the non-Director Office Holders (except with respect to the CEO, in which case such satisfaction will be determined by the Board alone).

3.2.7    The compliance of an Office Holder with the criteria set forth for such Office Holder will be determined by the Compensation Committee and the Board based on the recommendations of Formula’s CEO (except with respect to the CEO), which will detail the reasons for the recommendations.

3.2.8    The maximum value of the Variable Cash Compensation Component for an Office Holder shall not exceed two hundred percent (200%) of all other aggregate compensation to be received by such Office Holder (including the Fixed Cash Compensation Component and Equity Based Compensation Component (as defined below) on an annual basis. In addition, the payment to the CEO of the Variable Cash Compensation will be subject to a clear threshold relating to the Company’s operations. Because the Company’s operations are in fact the operations of its controlled subsidiaries, the payment to the CEO of the Variable Cash Compensation for any fiscal year (the “Relevant Year”) will be subject to a clear threshold relating to the operations of the Company’s controlled subsidiaries. The threshold will be the achievement of an operational profit of at least 70% of the aggregate operational profit of the Company’s controlled subsidiaries in the fiscal year immediately preceding the Relevant Year, in each case based on the audited financial statements of the Company’s controlled subsidiaries for the Relevant Year and the immediately preceding year (the “Normative Profit”). The Board may determine to exclude from the calculation of the Normative Profit non-recurring or extraordinary profits, e.g. profits resulting from the sale of a controlled subsidiary or any part of its business.

3.2.9    Bonus for an extraordinary transaction or effort: In addition to the bonus component described above, when an extraordinary transaction or effort is expected to take place (for example: a merger, significant acquisition, sale of subsidiary, spin-off, significant debt raise, public/private offerings, or any other specific task that seems fit to the Compensation Committee and Board), and subject to the approval of the Compensation Committee and the Board, a bonus scheme based on measurable and objective criteria may be established with respect to all or some of the Office Holders, with predetermined targets related to the extraordinary transaction.

3.2.10  Notwithstanding the above, the Compensation Committee and the Board may determine, from time to time, for other measurable criteria or reasons which will be detailed in writing, that a certain Office Holder of Formula will be entitled to a special bonus as a result of a special contribution of the Office Holder to the success of Formula. Such special bonus will be in excess of the amounts detailed above, and will not exceed the amount of the annual Fixed Cash Compensation Component.

3.3       Equity Based Compensation Component:

3.3.1    Equity compensation may be granted in any form permitted under Formula's equity incentive plans, as in effect from time to time, including stock options, restricted share units and restricted stock (collectively, the “Equity Based Compensation Component”). Equity grants to Office Holders will be made in accordance with the terms and conditions of the equity incentive plans that are in effect at the time of the grant.

3.3.2    The Equity Based Compensation Component is aimed to align compensation of the Office Holders with the long term goals of Formula and with creating and increasing shareholder value.

3.3.3    The Compensation Committee and the Board will review each of the following parameters prior to the grant of any Equity Based Compensation Component:

(i)	The costs associated with and the economic value of the grant to such Office Holder;

(ii)	The rationale of the grant as a way to attain the long term goals of Formula;

(iii)	The terms of the grant, including the exercise price and the vesting period;

(iv)	The ratio between the Equity Based Compensation Component and the amount of Equity Based Compensation Components granted to other Formula’s Office Holders; and

(v)	Whether there are better alternatives to the long term equity-based compensation.

3.3.4    Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Office Holders will vest gradually over a ~~minimal~~ period of between three to five years; provided, however, that in no event will the vesting period after which an equity award may be exercised (and the value from such award realized by the Office Holder) be set at less than three years. The value of the equity-based compensation will be calculated on the grant date. In addition, the exercise of the specific award shall be subject to the Company achieving the Normative Profit.

3.3.5    The value of the vested Equity Based Compensation Components for an Office Holder (as determined on the grant date) in a given year will be limited to one percent (1%) of the outstanding share capital of Formula, for the CEO, and 0.25%-0.5% of the outstanding share capital of Formula, for all other Office Holders. The Compensation Committee and Board will also take into consideration the relationship between the aggregate value of the vested Equity Based Compensation Component and Variable Cash Compensation Component, relative to the Fixed Cash Compensation Component, in accordance with the requirements of the Companies Law. Despite the foregoing limitations, this Compensation Policy does not limit the value of the Equity Based Compensation Component at the time of exercise thereof.

3.3.6    Acceleration of Equity-Based Awards: Pursuant to the occurrence of certain events, such as a change of control or other corporate transaction (as defined in the applicable equity incentive plan) and in accordance with the original terms of the grant of the equity-based awards, the vesting of up to one hundred percent (100%) of the unvested equity-based awards granted to an Office Holder may be accelerated.

3.5       The Office Holders will be entitled to insurance and indemnification as is customary for office holders of public Israeli companies and as detailed in Formula’s Articles of Association.

3.6       Retirement Bonus:

3.6.1   The Compensation Committee and the Board may decide to grant a retirement bonus to an Office Holder (the “Retirement Bonus”). The decision of the Compensation Committee and the Board may be influenced by various factors, including the following:

(i)	The Office Holder’s position and his area of responsibility in Formula;

(ii)	The Office Holder’s tenure, employment terms, Formula’s performance and his contribution to the business and profits of Formula;

(iii)	Formula’s Performance at that time

(iv)	The circumstances~~,~~ which led to the departure of the Office Holder from Formula.

3.6.2   The grant of a Retirement Bonus may be conditioned upon the execution of a waiver of the Office Holder and an obligation of the Office Holder to comply with his confidentiality and non-competition obligations toward Formula following the date of termination of his employment.

3.6.3    Any Retirement Bonus will be considered a portion of the compensation package of the Office Holder.

3.6.4    Following the decision on the retirement of an Office Holder, there will not be any change to his compensation.

3.6.5    A Retirement Bonus will not exceed an amount equal to the departing Office Holder’s annual compensation.

3.6.6    Should Formula elect to provide a departing Office Holder an advance notice for a certain period of time, such payment will not exceed an amount equal to 12 months’ pay of the departing Office Holder’s annual compensation. During such period of time, the Office Holder will be paid and may be required to continue his employment with Formula.

4.        Non-Material Deviation. In the event that the compensation to be paid to any Office Holder pursuant to this Compensation Policy in a given year exceeds, by less than ten percent (10%), the applicable percentage or amount otherwise stated herein as an annual limit for such Office Holder, this Compensation Policy will be deemed amended for the mere sake of increasing the applicable compensation limit for such Office Holder, so that the compensation to be paid will not be deemed a deviation from the terms of this Compensation Policy.

5.         Recoupment Policy: Office Holders are required to return any compensation paid to them on the basis of data included in financial statements that turned out to be erroneous and were subsequently restated during the three year period following filing thereof. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the Office Holder has reclaimed or will reclaim such tax payments from the relevant tax authorities (in which case the Office Holder will also be obligated to return such tax amounts).